

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Wei Zhang
President
CASI Pharmaceuticals Holdings, Inc.
1701-1702, China Central Office Tower 1
No. 81 Jianguo Road Chaoyang District
Beijing, 100025
People's Republic of China

> **Re: CASI Pharmaceuticals Holdings, Inc.**
> **Registration Statement on Form F-4**
> **Filed on January 31, 2023**
> **File No. 333-269479**

Dear Wei Zhang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter X. Huang, Esq.